Class Y Shareholder Service Agreement

This agreement is between AXP Partners Series, Inc. on behalf of AXP Partners Fundamental Value Fund, AXP Partners Value Fund and AXP Partners Small Cap Value Fund (the Funds) and American Express Financial Advisors Inc. (AEFA), the principal underwriter of the Fund, for services to be provided to shareholders of Class Y of the Funds by AEFA and other servicing agents.

AEFA represents that shareholders consider personal service a significant factor in their satisfaction with their investment. AEFA represents that fees paid by the Funds will be used to help shareholders thoughtfully consider their investment goals and objectively monitor how well the goals are being achieved.

The Funds agree to pay AEFA 0.10 percent of the net asset value of Class Y. The Funds agree to pay AEFA in cash within five (5) business days after the last day of the month.

AEFA agrees to provide the Funds annually a budget covering its expected costs and a quarterly report of its actual expenditures. AEFA agrees to meet with representatives of the Funds at their request to provide information as may be reasonably necessary to evaluate its performance under the terms of this agreement.

This agreement shall continue in effect for a period of more than one year so long as it is reapproved at least annually at a meeting called for the purpose of voting on the agreement by a vote, in person, of the members of the Board who are not interested persons of the Funds and have no financial interest in the operation of the agreement, and of all the members of the Board.

This agreement may be terminated at any time without payment of any penalty by a vote of a majority of the members of the Board who are not interested persons of the Funds and have no financial interest in the operation of the agreement or by AEFA. The agreement will terminate automatically in the event of its assignment as that term is defined in the Investment Company Act of 1940. This agreement may be amended at any time provided the amendment is approved in the same manner the agreement was initially approved and the amendment is agreed to by AEFA.

Approved as of this 10th day of May 2001.

AXP PARTNERS SERIES, INC.                       AMERICAN EXPRESS
    AXP Partners Fundamental Value Fund         FINANCIAL ADVISORS INC.
    AXP Partners Value Fund
    AXP Partners Small Cap Value Fund




/s/ Leslie L. Ogg                               /s/ Ward D. Armstrong
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    Leslie L. Ogg                                   Ward D. Armstrong
    Vice President                                  Senior Vice President